Exhibit (a)(1)(N)
Notice to Eligible Partners in Germany
Attached to this Notice is the following document prepared by Starbucks Corporation:
OFFER TO EXCHANGE CERTAIN STOCK OPTIONS FOR NEW STOCK OPTIONS
(the “Exchange Offer Document”)
The Exchange Offer Document is provided to you as a holder of certain eligible stock options granted under the Starbucks Corporation Amended and Restated 2005 Long-Term Equity Incentive Plan (the “2005 Plan”). As described more fully in the Exchange Offer Document, Starbucks Corporation (“Starbucks”) is offering to eligible partners the opportunity voluntarily to exchange their existing “underwater” options granted under the 2005 Plan for a lesser amount of new stock options which will also be granted under the 2005 Plan. The new stock options will have a lower exercise price than the eligible stock options for which they are exchanged.
German Recipients of the Exchange Offer Document are hereby asked to take note of the following:
For the public offer in Germany of shares of Starbucks common stock pursuant to the exercise of stock options granted under the 2005 Plan, Starbucks has prepared a prospectus dated December 11, 2008, which was approved by the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — “BaFin”) on December 17, 2008 (the “Prospectus”) and the Supplement No. 1 to the Prospectus dated January 23, 2009, which was approved by the BaFin on January 30, 2009 (the “Supplement”).
The Prospectus and the Supplement have been published by making them available in printed form free of charge at the following address:
Starbucks Coffee Deutschland GmbH
Dorotheenstraße 1
45130 Essen
Germany
If you would like to receive a hardcopy of the Prospectus and the Supplement, please contact:
Anja Spohr
Director Partner Resources, Learning & Development
Phone.: +49 201 87 07 — 940
Fax:      +49 201 87 07 — 908
E-Mail: Anja.Spohr@Starbucks.de